Exhibit 99.2

Royal Dutch Shell plc

Three month period ended March 31, 2016

Unaudited Condensed Interim Financial Report

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ROYAL DUTCH SHELL PLC 1ST QUARTER 2016 UNAUDITED RESULTS

•	Following completion of the acquisition on February 15, 2016, BG Group plc (“BG”) has been consolidated within Royal Dutch Shell’s results. For practical purposes, this includes February and March 2016, as the impact for the first half of February is deemed immaterial.

•	Royal Dutch Shell’s first quarter 2016 CCS earnings attributable to shareholders (see Note 3) were $0.8 billion compared with $4.8 billion for the same quarter a year ago.

•	First quarter 2016 CCS earnings attributable to shareholders excluding identified items (see page 11) were $1.6 billion compared with $3.7 billion for the first quarter 2015, a decrease of 58%.

•	Compared with the first quarter 2015, CCS earnings attributable to shareholders excluding identified items were impacted by the decline in oil, gas and LNG prices and weaker refining industry conditions. Earnings benefited from lower operating expenses, as steps taken by Shell to reduce costs more than offset the increase in operating expenses associated with BG.

•	First quarter 2016 basic CCS earnings per share excluding identified items decreased by 63% versus the first quarter 2015.

•	Cash flow from operating activities for the first quarter 2016 was $0.7 billion, which included negative working capital movements of $3.9 billion.

•	Total dividends distributed to shareholders in the quarter were $3.7 billion, of which $1.5 billion were settled by issuing 65.7 million A shares under the Scrip Dividend Programme.

•	Gearing at the end of the first quarter 2016 was 26.1% versus 12.4% at the end of the first quarter 2015. This increase mainly reflects the impact of the acquisition of BG.

•	A first quarter 2016 dividend has been announced of $0.47 per ordinary share and $0.94 per American Depositary Share (“ADS”).

SUMMARY OF UNAUDITED RESULTS

$ million	Quarters
	Q1 2016	Q4 2015	Q1 2015%[1]
Income attributable to shareholders	484	939	4,430	-89
Current cost of supplies (CCS) adjustment for Downstream[2]	330	901	331

CCS earnings attributable to shareholders	814	1,840	4,761	-83
Identified items[2,3]	(739)	268	1,023

CCS earnings attributable to shareholders excluding identified items	1,553	1,572	3,738	-58
Of which:
Integrated Gas	994	1,245	1,491
Upstream	(1,437)	(1,009)	(195)
Downstream	2,010	1,524	2,646
Corporate and Non-controlling interest	(14)	(188)	(204)

Cash flow from operating activities	661	5,423	7,106	-91

Basic CCS earnings per share ($)	0.11	0.29	0.76	-86
Basic CCS earnings per ADS ($)	0.22	0.58	1.52
Basic CCS earnings per share excl. identified items[3] ($)	0.22	0.25	0.59	-63
Basic CCS earnings per ADS excl. identified items[3] ($)	0.44	0.50	1.18

Dividend per share ($)	0.47	0.47	0.47	—
Dividend per ADS ($)	0.94	0.94	0.94	—

1.	Q1 on Q1 change
2.	Attributable to shareholders
3.	See page 11. Comparative information has been restated.

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Royal Dutch Shell Chief Executive Officer Ben van Beurden commented:

“Shell’s integrated activities differentiate us, with our Downstream and Integrated Gas businesses delivering strong results and underpinning our financial performance despite continued low oil and gas prices.

We continue to reduce our spending levels, to capture cost opportunities and manage the financial framework in today’s lower oil price environment. The combination with BG is off to a strong start, as a result of detailed forward planning before the completion of the transaction. This will likely result in accelerated delivery of the synergies from the acquisition, and at a lower cost than we originally set out.

Putting all of this together, capital investment in 2016 is clearly trending toward $30 billion, compared to previous guidance of $33 billion, and some 36% lower than combined Shell and BG investment in 2014.

Annual operating expenses excluding identified items are trending towards a run rate of $40 billion compared with 2014 combined spend of around $53 billion.

In practice, we expect to absorb BG’s capital investment and operating expenses during 2016, with no net increase overall, compared with Shell stand alone in 2015.

We will continue to manage spend, through dynamic decision-making across the organisation, taking advantage of opportunities from both the deflating market and the two companies coming together.

The completion of the BG deal has reinforced our strategy and strength against the backdrop of hugely challenging times for our industry. For Shell and our shareholders, this is a unique opportunity to reshape and simplify the company.”

SUMMARY OF CCS EARNINGS EXCLUDING IDENTIFIED ITEMS

$ million	Quarters
	Q1 2016	Q4 2015	Q1 2015%[1]
CCS earnings attributable to shareholders	814	1,840	4,761	-83
Of which:
Integrated Gas	905	1,125	1,139	-21
Upstream	(1,350)	(1,458)	1,400	-196
Downstream	1,700	2,502	2,514	-32
Oil Products	1,294	2,324	2,114	-39
Chemicals	406	178	400	+2
Corporate and Non-controlling interest	(441)	(329)	(292)	-51

Identified items[2]	(739)	268	1,023
Of which:
Integrated Gas	(89)	(120)	(352)
Upstream	87	(449)	1,595
Downstream	(310)	978	(132)
Oil Products	(339)	982	(123)
Chemicals	29	(4)	(9)
Corporate and Non-controlling interest	(427)	(141)	(88)

CCS earnings attributable to shareholders excluding identified items	1,553	1,572	3,738	-58
Of which:
Integrated Gas	994	1,245	1,491	-33
Upstream	(1,437)	(1,009)	(195)	-637
Downstream	2,010	1,524	2,646	-24
Oil Products	1,633	1,342	2,237	-27
Chemicals	377	182	409	-8
Corporate and Non-controlling interest	(14)	(188)	(204)	+93

1.	Q1 on Q1 change
2.	See page 11. Comparative information has been restated.

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FIRST QUARTER 2016 PORTFOLIO DEVELOPMENTS

During the quarter, Shell completed the acquisition of BG for a purchase consideration of $54,034 million. This includes cash of $19,036 million, and the fair value ($34,050 million) of 1,523.8 million shares issued in exchange for all BG shares. Following completion of the acquisition on February 15, 2016, BG was consolidated within Shell’s results. For practical purposes, this includes February and March 2016, as the impact for the first half of February is deemed immaterial.

The consolidation of BG resulted in an increase to first quarter 2016 cash flow from operating activities of $0.8 billion and an increase to CCS earnings attributable to shareholders excluding identified items of $0.2 billion.

Goodwill of $9,024 million was recognised on the acquisition, being the excess of the purchase consideration over the fair value of net assets acquired (see Note 2).

Shell completed the United Kingdom office footprint review announced during the final stages of the BG combination. The outcomes of the review are subject to appropriate engagement with employees and employee representatives. The review recommended a consolidation of all Shell’s London and South East based operations into Central London with the intention to close the Thames Valley Park office in Reading by the end of 2016. The review also recommended that all Aberdeen-based onshore operations move to the Shell Aberdeen Tullos office, with BG’s offices at Albyn Place closing by 2016 and the closure of Shell’s Brabazon House office in Manchester by the end of 2017.

Integrated Gas

During the quarter, first LNG production was achieved at the non-operated Gorgon project (Shell interest 25%) on Barrow Island, offshore Australia. Subsequent to first LNG cargo delivery, LNG production was temporarily halted due to mechanical issues with the propane refrigerant compressor on Train 1.

In Australia, the Browse Joint Venture participants (Shell interest 27%) decided not to progress with the development concept being studied for the resource as it did not meet commercial requirements for a positive final investment decision (“FID”), considering the current economic and market environment.

In Indonesia, INPEX as operator of the Abadi field (Shell interest 35%) received a notification from the Indonesian government authorities instructing to re-propose a plan of development based on onshore LNG for the Abadi LNG project. Shell and INPEX remain committed to work together with the Government of Indonesia to ensure that the Abadi project moves forward to optimally develop the Abadi gas reserves in a manner that benefits all.

Upstream

In Brazil, Shell announced the start of oil production from the third phase of the deep-water Parque das Conchas BC-10 development (Shell interest 50%) in the Campos basin.

Also in Brazil, the seventh non-operated FPSO, Cidade de Marciá, (Shell interest 25%) reached first oil in the BM-S-11 block of the Santos Basin, offshore Brazil. The FPSO has a production capacity of 150 thousand barrels per day.

Shell announced that it has decided to exit the joint development of the Bab sour gas reservoirs (Shell interest 40%) with ADNOC in the emirate of Abu Dhabi, United Arab Emirates, and to stop further joint work on the project. This reflects the economic climate prevailing in the energy industry.

In the United Kingdom, Shell has agreed to sell its 7.59% interest in the Maclure oil and gas field in the North Sea for a purchase consideration of some $24 million. Completion is subject to necessary approvals.

Shell had continued success in its exploration programme with 10 discoveries and appraisals in Brunei, Egypt, Malaysia, Nigeria, Oman, and the United States. This included a notable oil discovery in the United States with the non-operated Kepler North well (Shell interest 50%) in the Gulf of Mexico, and a notable gas discovery with the non-operated Jerun-1 well (Shell interest 30%) in Malaysia.

Upstream divestments totalled some $38 million for the first quarter 2016 and reflected, among others, the first tranche of the sale proceeds of the Anasuria development in the North Sea.

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Downstream

During the quarter, Shell announced a conditional agreement for the sale of its 51% shareholding in the Shell Refining Company in Malaysia for $66 million. The transaction is expected to complete in 2016, subject to regulatory approval.

In the United States, Shell announced that it has signed a non-binding Letter of Intent to divide the assets of Motiva Enterprises LLC. The Motiva joint venture was formed in 1998 and has operated as a 50/50 refining and marketing joint venture between Saudi Arabian Oil Company and Shell since 2002. In the proposed division of assets, Shell will assume sole ownership of the Norco, Louisiana refinery (where Shell operates a chemicals plant), the Convent, Louisiana refinery, nine distribution terminals, and Shell branded markets in Florida, Louisiana, and the Northeastern region. Saudi Refining Inc. will retain the Motiva name, assume sole ownership of the Port Arthur refinery in Texas, retain 26 distribution terminals, and have an exclusive license to use the Shell brand for gasoline and diesel sales in Texas, and in the majority of the Mississippi Valley, the Southeast and Mid-Atlantic markets.

Also in the United States, Shell completed the sale of an additional 4.66% interest in Shell Midstream Partners, L.P. to public investors via the issuance of an additional 13,400,000 LP units for net proceeds of $421 million.

Shell announced FID on a project to expand China National Offshore Oil Corporation (“CNOOC”) and Shell Petrochemical Company’s (“CSPC”) existing 50/50 joint venture in Huizhou, Guangdong Province, China. Subject to regulatory approvals, Shell and CNOOC have agreed that CSPC will take over CNOOC’s ongoing project to build additional chemical facilities next to CSPC’s petrochemical complex. The project includes the ongoing construction of a new ethylene cracker and ethylene derivatives units, which will increase ethylene capacity by more than 1 million tonnes per year, about double the current capacity. It will also include a styrene monomer and propylene oxide plant.

In May, Shell announced that it completed the sale of Dansk Fuels in Denmark for a consideration of $0.3 billion. Dansk Fuels comprises retail, commercial fuels, commercial fleet and aviation businesses, and products trading and supply activities associated with those businesses.

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KEY FEATURES OF THE FIRST QUARTER 2016

•	First quarter 2016 CCS earnings attributable to shareholders (see Note 3) were $814 million, 83% lower than for the same quarter a year ago.

•	First quarter 2016 CCS earnings attributable to shareholders excluding identified items (see page 11) were $1,553 million compared with $3,738 million for the first quarter 2015, a decrease of 58%.

•	Basic CCS earnings per share for the first quarter 2016 decreased by 86% versus the same quarter a year ago.

•	Basic CCS earnings per share excluding identified items for the first quarter 2016 decreased by 63% versus the same quarter a year ago.

•	Cash flow from operating activities for the first quarter 2016 was $0.7 billion, compared with $7.1 billion for the same quarter last year.

•	Capital investment (see Definition B) for the first quarter 2016 was $59.0 billion, this included $52.9 billion related to the acquisition of BG. Organic capital investment for the full year 2016 is trending towards $30 billion, compared with combined capital investment of $47 billion in 2014, and a further reduction of $3 billion from earlier guidance in 2016.

•	Divestments (see Definition C) for the first quarter 2016 were $0.5 billion.

•	Operating expenses (see Definition F) for the first quarter 2016 increased by $0.3 billion versus the same quarter a year ago. Compared with the first quarter 2015, operating expenses excluding identified items reduced by $0.7 billion, before the increase of $0.6 billion due to the consolidation of BG. Operating expenses for the full year 2016 are trending towards a run rate of $40 billion, compared with 2014 combined spending of $53 billion.

•	Total dividends distributed to shareholders in the first quarter 2016 were $3.7 billion, of which $1.5 billion were settled by issuing 65.7 million A shares under the Scrip Dividend Programme.

•	Return on average capital employed on a reported income basis (see Definition D) was negative 0.4% at the end of the first quarter 2016 compared with 7.1% at the end of the first quarter 2015. Return on average capital employed on a CCS basis excluding identified items was 3.8% at the end of the first quarter 2016 compared with 8.9% at the end of the first quarter 2015.

•	Gearing (see Definition E) was 26.1% at the end of the first quarter 2016 versus 12.4% at the end of the first quarter 2015. This increase mainly reflects the impact of the BG acquisition including 1.6% related to the recognition of associated finance leases.

•	Oil and gas production for the first quarter 2016 was 3,661 thousand boe/d, an increase of 16% compared with the first quarter 2015. The impact of BG on the first quarter 2016 production was an increase of 522 thousand boe/d. This reflects Shell’s ownership of BG since acquisition date averaged over the full quarter. Excluding the impact of divestments, curtailment and underground storage utilisation at NAM in the Netherlands, a Malaysia PSC expiry, PSC price effects, and security impacts in Nigeria, first quarter 2016 production increased by 19% compared with the same period last year. BG assets produced some 796 thousand boe/d in the first quarter 2016, an increase of around 25% compared with the first quarter 2015 and around 31% compared with the full year 2014.

•	LNG liquefaction volumes of 7.04 million tonnes for the first quarter 2016 were 14% higher than for the same quarter a year ago, of which BG contributed some 1.58 million tonnes.

•	LNG sales volumes of 12.29 million tonnes for the first quarter 2016 were 25% higher than for the same quarter a year ago, mainly reflecting the impact of the acquisition of BG.

•	Oil products sales volumes for the first quarter 2016 were 1% lower than for the first quarter 2015.

•	Chemicals sales volumes for the first quarter 2016 decreased by 3% compared with the same quarter a year ago.

•	Supplementary financial and operational disclosure for the first quarter 2015 is available at www.shell.com/investor.

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SUMMARY OF IDENTIFIED ITEMS

With effect from 2016, identified items include the impact of exchange rate movements on certain deferred tax balances, as set out in Definition A. The comparative information in this Report has been restated following this change.

CCS earnings attributable to shareholders for the first quarter 2016 reflected the following items, which in aggregate amounted to a net charge of $739 million (compared with a net gain of $1,023 million for the first quarter 2015), as summarised below:

•	Integrated Gas earnings included a net charge of $89 million, primarily reflecting a gain of some $400 million related to the impact of the strengthening Australian dollar on a deferred tax position, offset by a net charge on fair value accounting of certain commodity derivatives and gas contracts of some $170 million, asset impairments of some $130 million, and other items including a litigation provision. Integrated Gas earnings for the first quarter 2015 included a net charge of $352 million.

•	Upstream earnings included a net gain of $87 million, primarily reflecting a gain of some $360 million related to the impact of the strengthening Brazilian real on a deferred tax position, partly offset by asset impairments of some $300 million. Upstream earnings for the first quarter 2015 included a net gain of $1,595 million.

•	Downstream earnings included a net charge of $310 million, primarily reflecting the net impact of fair value accounting of commodity derivatives of some $240 million and impairments of some $190 million, partly offset by gains on divestments of some $130 million. Downstream earnings for the first quarter 2015 included a net charge of $132 million.

•	Corporate results and Non-controlling interest included a net charge of $427 million, mainly reflecting a charge of $266 million related to the payment of stamp duty in the United Kingdom for the acquisition of BG, and a charge of some $190 million related to the impact of the strengthening Brazilian real on deferred tax positions related to financing of the Upstream business, partly offset by $100 million for the non-controlling interest share of an impairment of a Downstream asset. Earnings for the first quarter 2015 included a net charge of $88 million.

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EARNINGS BY SEGMENT

INTEGRATED GAS

$ million	Quarters
	Q1 2016	Q4 2015	Q1 2015%[1]
Integrated Gas earnings excluding identified items	994	1,245	1,491	-33
Integrated Gas earnings	905	1,125	1,139	-21

Integrated Gas cash flow from operating activities	2,657	1,929	2,534	+5

Integrated Gas capital investment excluding BG acquisition impact	1,051	1,357	1,301	-19
Integrated Gas BG-related capital investment	21,773	—	—

Liquids production available for sale (thousand b/d)	224	201	201	+11
Natural gas production available for sale (million scf/d)	3,532	2,486	2,447	+44

Total production available for sale (thousand boe/d)	833	633	622	+34

LNG liquefaction volumes (million tonnes)	7.04	5.68	6.17	+14
LNG sales volumes (million tonnes)	12.29	10.14	9.81	+25

1.	Q1 on Q1 change

First quarter Integrated Gas earnings excluding identified items were $994 million compared with $1,491 million a year ago. Identified items were a net charge of $89 million, compared with a net charge of $352 million for the first quarter 2015 (see page 11).

Compared with the first quarter 2015, earnings excluding identified items were impacted by the decline in oil and gas prices, and LNG price, and the Malaysia LNG Dua JVA expiry. This was partly offset by the contribution from BG, increased contributions from trading and lower well write-offs.

Integrated Gas cash flow from operating activities was $2,657 million, which included positive working capital movements of $1,628 million. The working capital movement mainly reflects an inter-segment allocation which had a nil impact on a consolidated basis.

First quarter 2016 production was 833 thousand boe/d compared with 622 thousand boe/d a year ago. Liquids production was 11% higher in than the same period a year ago and natural gas production increased by 44% compared with the first quarter 2015.

LNG liquefaction volumes of 7.04 million tonnes increased by 14% compared with the same quarter a year ago, mainly reflecting the impact of the acquisition of BG, including an increase associated with the ramp-up of Queensland Curtis LNG in Australia, partly offset by the expiry of the Malaysia LNG Dua JVA.

LNG sales volumes of 12.29 million tonnes increased by 25% compared with the same quarter a year ago, mainly reflecting the impact of the acquisition of BG.

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UPSTREAM

$ million	Quarters
	Q1 2016	Q4 2015	Q1 2015%[1]
Upstream earnings excluding identified items	(1,437)	(1,009)	(195)	-637
Upstream earnings	(1,350)	(1,458)	1,400	-196

Upstream cash flow from operating activities	448	987	1,595	-72

Upstream capital investment excluding BG acquisition impact	3,907	4,463	4,642	-16
Upstream BG-related capital investment	31,131	—	—

Liquids production available for sale (thousand b/d)	1,557	1,331	1,341	+16
Natural gas production available for sale (million scf/d)	7,373	6,255	6,974	+6

Total production available for sale (thousand boe/d)	2,828	2,406	2,544	+11

1.	Q1 on Q1 change

First quarter Upstream earnings excluding identified items were a loss of $1,437 million compared with a loss of $195 million a year ago. Identified items were a net gain of $87 million compared with a net gain of $1,595 million for the first quarter 2015 (see page 11).

Compared with the first quarter 2015, earnings excluding identified items were impacted by the decline in oil and gas prices and increased depreciation. This was partly offset by lower operating expenses, as steps taken by the company to reduce costs more than offset the increase in operating expenses due to the consolidation of BG. Earnings also benefited from lower exploration expense and increased liquids production volumes from improved operating performance.

Realisations for Shell’s total production were 36% lower for liquids and 36% lower for natural gas than for the same quarter a year ago.

First quarter 2016 production was 2,828 thousand boe/d compared with 2,544 thousand boe/d a year ago. Liquids production was 16% higher than in the same period a year ago and natural gas production increased by 6% compared with the first quarter 2015.

New field start-ups and the continuing ramp-up of existing fields, in particular North American shales, Erha North ph2 in Nigeria and the Corrib gas field in Ireland, contributed some 62 thousand boe/d to production compared with the first quarter 2015.

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DOWNSTREAM

$ million	Quarters
	Q1 2016	Q4 2015	Q1 2015%[1]
Downstream earnings excluding identified items[2]	2,010	1,524	2,646	-24
Of which:
Oil Products	1,633	1,342	2,237	-27
Chemicals	377	182	409	-8
Downstream earnings[2]	1,700	2,502	2,514	-32

Downstream cash flow from operating activities	(1,434)	2,101	1,554	-192

Downstream capital investment	1,092	1,974	849	+29

Refinery processing intake (thousand b/d)	2,645	2,630	2,871	-8

Oil products sales volumes (thousand b/d)	6,225	6,297	6,313	-1

Chemicals sales volumes (thousand tonnes)	4,050	4,178	4,192	-3

1.	Q1 on Q1 change
2.	Earnings are presented on a CCS basis

First quarter Downstream earnings excluding identified items were $2,010 million compared with $2,646 million for the first quarter 2015. Identified items were a net charge of $310 million, compared with a net charge of $132 million for the first quarter 2015 (see page 11).

Compared with the first quarter 2015, Downstream earnings excluding identified items were mainly impacted by weaker refining industry conditions. Contributions from marketing were lower, driven by the negative impact of exchange rate effects and divestments, despite stronger underlying performance. Downstream earnings benefited from lower costs, including the impact of favourable exchange rate effects and divestments.

Downstream cash flow from operating activities was a negative $1,434 million, which included negative working capital movements of $3,582 million. The negative working capital movement included the settlement of a previously Generally Embargoed Country payable of $1,942 million, increased trading inventory, and an inter-segment allocation which had a nil impact on a consolidated basis.

Oil Products

•	Refining & Trading earnings excluding identified items were $662 million in the first quarter 2016 compared with $1,262 million for the same period last year. First quarter 2016 earnings were impacted by lower realised refining margins, reflecting the weaker global refining industry conditions due to oversupply and high inventory levels, and operating performance.

Refinery intake volumes were 8% lower compared with the same quarter last year. Excluding portfolio impacts, refinery intake volumes were 6% lower compared with the same period a year ago. Refinery availability decreased to 90% compared with 95% in the first quarter 2015, mainly as a result of increased maintenance.

•	Marketing earnings excluding identified items were $971 million in the first quarter 2016 compared with $975 million for the same period a year ago. First quarter 2016 earnings benefited from stronger underlying unit margins and lower costs, offsetting the impact of adverse exchange rate effects and divestments.

Oil products sales volumes decreased by 1% compared with the same period a year ago, reflecting lower trading volumes partly offset by higher marketing volumes.

Chemicals

•	Chemicals earnings excluding identified items were $377 million in the first quarter 2016 compared with $409 million for the same period last year. First quarter 2016 earnings were primarily impacted by lower realised base chemicals margins in the United States. Earnings benefited from lower costs and from recovery at the Moerdijk chemical site in the Netherlands, which more than offset the impact of unit shutdowns at the Bukom chemical site in Singapore.

Chemicals sales volumes decreased by 3% compared with the same quarter last year, mainly as a result of reduced availability driven by unit shutdowns at Bukom, partly offset by recovery at Moerdijk. Chemicals manufacturing plant availability increased to 88% from 84% in the first quarter 2015, mainly reflecting recovery at Moerdijk, partly offset by unit shutdowns at Bukom.

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CORPORATE AND NON-CONTROLLING INTEREST

$ million	Quarters
	Q1 2016	Q4 2015	Q1 2015
Corporate and Non-controlling interest earnings excl. identified items	(14)	(188)	(204)
Of which:
Corporate	69	(154)	(83)
Non-controlling interest	(83)	(34)	(121)

Corporate and Non-controlling interest earnings	(441)	(329)	(292)

First quarter Corporate results and Non-controlling interest excluding identified items were a loss of $14 million, compared with a loss of $204 million for the same period last year. Identified items for the first quarter 2016 were a net charge of $427 million, whereas earnings for the first quarter 2015 included a net charge of $88 million (see page 11).

Compared with the first quarter 2015, Corporate results excluding identified items mainly reflected favourable exchange rate effects and lower net interest expense, partly offset by lower tax credits.

OUTLOOK FOR THE SECOND QUARTER 2016

Compared with the second quarter 2015, Integrated Gas earnings are expected to be negatively impacted by a reduction of some 30 thousand boe/d associated with the impact of maintenance, including some 25 thousand boe/d associated with continued planned maintenance at the Pearl GTL plant in Qatar.

Upstream earnings are expected to be negatively impacted by a reduction of some 25 thousand boe/d related to a Malaysia PSC expiry, and some 10 thousand boe/d as a result of divestments. Upstream earnings are expected to be positively impacted by lower levels of curtailment and underground storage utilisation at NAM in the Netherlands, and maintenance of some 60 thousand boe/d.

Refinery availability is expected to decline in the second quarter 2016 as a result of higher planned maintenance compared with the same period a year ago. Unit shutdowns at the Bukom chemical site in Singapore are expected to result in similar Chemicals manufacturing plant availability as in the second quarter 2015, which was heavily impacted by unit shutdowns at the Moerdijk chemical site in the Netherlands.

There are expected divestment tax payments related to 2015 divestments of some $830 million in the second quarter 2016 impacting cash flow from operating activities.

There are expected to be substantial redundancy and restructuring charges, which will be included as identified items, in the second quarter 2016.

BG will be consolidated within Shell’s results for the full second quarter. Compared with the second quarter 2015, the BG purchase price allocation is expected to increase depreciation by approximately $0.3 billion.

Given the significant decline in oil and gas prices in the first quarter 2016, second quarter earnings are expected to be negatively impacted by the price-lag effect in our LNG contracts.

FORTHCOMING EVENTS

The Annual General Meeting will be held on May 24, 2016.

Second quarter 2016 results and second quarter 2016 dividend are scheduled to be announced on July 28, 2016. Third quarter 2016 results and third quarter 2016 dividend are scheduled to be announced on October 27, 2016.

Shell’s Capital Markets Day will be held on June 7, 2016 in London, United Kingdom.

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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

$ million	Quarters
	Q1 2016	Q4 2015	Q1 2015
Revenue[1,2]	48,554	58,146	65,706
Share of profit of joint ventures and associates	789	793	1,405
Interest and other income	389	1,237	1,735

Total revenue and other income	49,732	60,176	68,846
Purchases	33,286	43,166	47,425
Production and manufacturing expenses	6,765	7,515	6,655
Selling, distribution and administrative expenses	3,106	3,090	2,894
Research and development	243	297	253
Exploration	457	549	800
Depreciation, depletion and amortisation	6,147	5,281	4,604
Interest expense	370	519	376

Total expenditure	50,374	60,417	63,007

Income/(loss) before taxation	(642)	(241)	5,839
Taxation charge/(credit)	(1,097)	(1,183)	1,302

Income/(loss) for the period[1,2]	455	942	4,537
Income/(loss) attributable to non-controlling interest	(29)	3	107

Income/(loss) attributable to Royal Dutch Shell plc shareholders	484	939	4,430

Basic earnings per share[3]	0.07	0.15	0.70
Diluted earnings per share[3]	0.07	0.15	0.69

1.	See Note 2 “Acquisition of BG Group plc”
2.	See Note 3 “Segment information”
3.	See Note 4 “Earnings per share”

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

$ million	Quarters
	Q1 2016	Q4 2015	Q1 2015
Income/(loss) for the period	455	942	4,537
Other comprehensive income net of tax:
Items that may be reclassified to income in later periods:
- Currency translation differences	2,319	(1,249)	(4,199)
- Unrealised gains/(losses) on securities	(12)	(119)	(135)
- Cash flow hedging gains/(losses)	324	(202)	(9)
- Net investment hedging gains/(losses)[1]	136	—	—
- Share of other comprehensive income/(loss) of joint ventures and associates	8	(41)	7

Total	2,775	(1,611)	(4,336)
Items that are not reclassified to income in later periods:
- Retirement benefits remeasurements	(1,634)	3,140	(1,316)

Other comprehensive income/(loss) for the period	1,141	1,529	(5,652)

Comprehensive income/(loss) for the period	1,596	2,471	(1,115)
Comprehensive income/(loss) attributable to non-controlling interest	4	(16)	63

Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	1,592	2,487	(1,178)

1.	See Note 1 “Basis of preparation”

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	16

CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Mar 31, 2016[1]	Dec 31, 2015	Mar 31, 2015
Assets
Non-current assets
Intangible assets	21,327	6,283	6,852
Property, plant and equipment	245,133	182,838	189,263
Joint ventures and associates	35,654	30,150	31,643
Investments in securities	3,474	3,416	3,952
Deferred tax	15,311	11,033	8,439
Retirement benefits	3,108	4,362	1,912
Trade and other receivables[2]	11,047	8,717	8,240

	335,054	246,799	250,301

Current assets
Inventories	17,396	15,822	19,968
Trade and other receivables[2]	52,835	45,784	51,696
Cash and cash equivalents	11,019	31,752	19,867

	81,250	93,358	91,531

Total assets	416,304	340,157	341,832

Liabilities
Non-current liabilities
Debt	73,005	52,849	35,703
Trade and other payables[2]	3,917	4,528	4,769
Deferred tax	16,677	8,976	10,240
Retirement benefits	13,516	12,587	17,642
Decommissioning and other provisions	32,710	26,148	25,154

	139,825	105,088	93,508

Current liabilities
Debt	7,868	5,530	8,137
Trade and other payables[2]	56,032	52,770	55,761
Taxes payable	10,387	8,233	11,705
Retirement benefits	401	350	361
Decommissioning and other provisions	3,777	4,065	3,538

	78,465	70,948	79,502

Total liabilities	218,290	176,036	173,010

Equity attributable to Royal Dutch Shell plc shareholders	196,521	162,876	167,960
Non-controlling interest	1,493	1,245	862

Total equity	198,014	164,121	168,822

Total liabilities and equity	416,304	340,157	341,832

1.	See Note 2 “Acquisition of BG Group plc”
2.	See Note 7 “Derivative contracts”

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	17

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves[2]	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2016	546	(584)	(17,186)	180,100	162,876	1,245	164,121
Comprehensive income/(loss) for the period	—	—	1,108	484	1,592	4	1,596
Dividends paid	—	—	—	(3,734)	(3,734)	(35)	(3,769)
Scrip dividends	5	—	(5)	1,476	1,476	—	1,476
Shares issued for the acquisition of BG Group plc[3]	120	—	33,930	—	34,050	—	34,050
Repurchases of shares	—	—	—	—	—	—	—
Shares held in trust: net sales and dividends received	—	369	—	15	384	—	384
Capital contributions from, and other changes in, non-controlling interest	—	—	—	150	150	279	429
Share-based compensation	—	—	(381)	108	(273)	—	(273)

At March 31, 2016	671	(215)	17,466	178,599	196,521	1,493	198,014

At January 1, 2015	540	(1,190)	(14,365)	186,981	171,966	820	172,786
Comprehensive income/(loss) for the period	—	—	(5,608)	4,430	(1,178)	63	(1,115)
Dividends paid	—	—	—	(2,932)	(2,932)	(18)	(2,950)
Scrip dividends	—	—	—	—	—	—	—
Repurchases of shares	(1)	—	1	1	1	—	1
Shares held in trust: net sales and dividends received	—	650	—	24	674	—	674
Capital contributions from, and other changes in, non-controlling interest	—	—	—	(1)	(1)	(3)	(4)
Share-based compensation	—	—	(549)	(21)	(570)	—	(570)

At March 31, 2015	539	(540)	(20,521)	188,482	167,960	862	168,822

1.	See Note 5 “Share capital”
2.	See Note 6 “Other reserves”
3.	See Note 2 “Acquisition of BG Group plc”

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	18

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

$ million	Quarters
	Q1 2016	Q4 2015	Q1 2015
Cash flow from operating activities
Income/(loss) for the period	455	942	4,537
Adjustment for:
- Current tax	753	1,212	2,947
- Interest expense (net)	272	405	303
- Depreciation, depletion and amortisation	6,147	5,281	4,604
- Net (gains)/losses on sale of non-current assets and businesses	(175)	(1,108)	(1,612)
- Decrease/(increase) in working capital	(3,909)	1,598	(372)
- Share of (profit)/loss of joint ventures and associates	(789)	(793)	(1,405)
- Dividends received from joint ventures and associates	688	1,440	1,077
- Deferred tax, retirement benefits, decommissioning and other provisions	(1,755)	(1,827)	(1,503)
- Other	(292)	(3)	94

Net cash from operating activities (pre-tax)	1,395	7,147	8,670
Tax paid	(734)	(1,724)	(1,564)

Net cash from operating activities	661	5,423	7,106

Cash flow from investing activities
Capital expenditure	(5,324)	(7,299)	(6,215)
Acquisition of BG Group plc, net of cash and cash equivalents acquired[1]	(11,421)	—	—
Investments in joint ventures and associates	(332)	(5)	(409)
Proceeds from sale of property, plant and equipment and businesses	46	1,398	2,203
Proceeds from sale of joint ventures and associates	16	26	4
Interest received	136	91	56
Other	(37)	(397)	(79)

Net cash used in investing activities	(16,916)	(6,186)	(4,440)

Cash flow from financing activities
Net increase/(decrease) in debt with maturity period within three months	873	(9)	(255)
Other debt:
- New borrowings	264	5,213	752
- Repayments	(1,969)	(1,818)	(630)
Interest paid	(534)	(484)	(409)
Change in non-controlling interest	422	177	(5)
Cash dividends paid to:
- Royal Dutch Shell plc shareholders	(2,258)	(1,782)	(2,932)
- Non-controlling interest	(35)	(45)	(18)
Repurchases of shares	—	—	(409)
Shares held in trust: net sales/(purchases) and dividends received	(4)	7	(40)

Net cash from/(used in) financing activities	(3,241)	1,259	(3,946)

Currency translation differences relating to cash and cash equivalents	(1,237)	(590)	(460)

Increase/(decrease) in cash and cash equivalents	(20,733)	(94)	(1,740)

Cash and cash equivalents at beginning of period	31,752	31,846	21,607

Cash and cash equivalents at end of period	11,019	31,752	19,867

1.	See Note 2 “Acquisition of BG Group plc”

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	19

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union, and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2015 (pages 120 to 125) as filed with the U.S. Securities and Exchange Commission. In addition to those accounting policies, following the acquisition of BG Group plc, Shell accounts for net investment hedges where the effective portion of gains and losses arising on hedging instruments that are used to hedge net investments in foreign operations are recognised in other comprehensive income until the related investment is disposed of.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2015 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

2.	Acquisition of BG Group plc

On February 15, 2016, the Company acquired all the voting rights in BG by means of a Scheme of Arrangement under Part 26 of the Act for a purchase consideration of $54,034 million. This included cash of $19,036 million and the fair value ($34,050 million) of 218.7 million A shares and 1,305.1 million B shares issued in exchange for all BG shares. The fair value of the shares issued was calculated using the market price of the Company’s A and B shares of 1,545.0 and 1,538.5 pence respectively on the London Stock Exchange at its opening of business on February 15, 2016.

Following completion of the acquisition on February 15, 2016, BG Group plc (“BG”) has been consolidated within Royal Dutch Shell’s results. For practical purposes, this includes February and March 2016, as the impact for the first half of February is deemed immaterial.

BG’s activities mainly comprise exploration, development, production, liquefaction and marketing of hydrocarbons, the development and use of LNG import facilities, and the purchase, shipping and sale of LNG and regasified natural gas. The acquisition is expected to accelerate Shell’s growth strategy in global LNG and deep water. It is expected to add material proved oil and gas reserves and production volumes, and provides Shell with enhanced positions in competitive new oil and gas projects, particularly in Australia LNG and Brazil deep water.

Goodwill of $9,024 million was recognised on the acquisition, being the excess of the purchase consideration over the fair value of net assets acquired as set out below. The net asset value, in line with accounting standards, is determined by reference to oil and gas prices, as reflected in the prevailing market view on the day of completion. Oil and gas prices are based on the forward price curve for the first two years, and subsequent years based on the market consensus price view.

The fair values of the net assets, and therefore the resultant goodwill, are provisional because of the limited period since the acquisition date when access was obtained to information required to assess the market participant value to be assigned to individual assets acquired and liabilities assumed at that date.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	20

FAIR VALUE OF NET ASSETS ACQUIRED (PROVISIONAL)

$ million
Assets
Non-current assets
Intangible assets	6,178
Property, plant and equipment	58,444
Joint ventures and associates	4,702
Deferred tax	2,432
Other	2,181

73,937

Current assets
Inventories	417
Trade and other receivables	4,202
Cash and cash equivalents	6,803

11,422

Total assets	85,359

Liabilities
Non-current liabilities
Debt	18,949
Deferred tax	8,393
Decommissioning and other provisions	6,401
Other	665

34,408

Current liabilities
Debt	1,345
Trade and other payables	3,926
Other	670

5,941

Total liabilities	40,349

Total	45,010

Acquisition costs of $391 million were recognised in the Consolidated Statement of Income in production and manufacturing and selling, distribution and administrative expenses, of which $47 million in 2015 and $344 million in the first quarter 2016.

The acquired activities have contributed third-party revenue and income since the date of acquisition, included in the Consolidated Statement of Income for the first quarter 2016, of $2,272 million and $455 million respectively.

3.	Segment information

Segmental reporting has been changed with effect from 2016, in line with a change in the way Shell’s businesses are managed. Shell now reports its business through the segments Integrated Gas (previously part of Upstream), Upstream, Downstream and Corporate. Comparative information has been reclassified.

Integrated Gas is engaged in the liquefaction and transportation of gas, and the conversion of natural gas to liquids to provide fuels and other products, as well as projects with an integrated activity from producing to commercialising gas. Upstream combines the operating segments Upstream, which is engaged in the exploration for and extraction of crude oil, natural gas and natural gas liquids, the transportation of oil and wind energy, and Oil Sands, which is engaged in the extraction of bitumen from oil sands that is converted into synthetic crude oil. These operating segments have similar economic characteristics because their earnings are significantly dependent on crude oil and natural gas prices and production volumes, and because their projects generally require significant investment, are complex and generate revenues for many years.

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	21

INFORMATION BY SEGMENT

$ million	Quarters
	Q1 2016	Q4 2015	Q1 2015
Third-party revenue
Integrated Gas	5,679	5,210	5,949
Upstream	1,922	1,502	1,817
Downstream	40,929	51,410	57,916
Corporate	24	24	24
Total third-party revenue	48,554	58,146	65,706

Inter-segment revenue
Integrated Gas	788	917	977
Upstream	4,145	5,955	6,793
Downstream	1,455	386	362
Corporate	—	—	—

CCS earnings
Integrated Gas	905	1,125	1,139
Upstream	(1,350)	(1,458)	1,400
Downstream	1,700	2,502	2,514
Corporate	(456)	(295)	(171)
Total CCS earnings	799	1,874	4,882

RECONCILIATION OF CCS EARNINGS TO INCOME FOR THE PERIOD

$ million	Quarters
	Q1 2016	Q4 2015	Q1 2015
Total CCS earnings	799	1,874	4,882
Current cost of supplies adjustment:
Purchases	(398)	(1,122)	(352)
Taxation	120	320	102
Share of profit/(loss) of joint ventures and associates	(66)	(130)	(95)

Income/(loss) for the period	455	942	4,537

CCS EARNINGS ATTRIBUTABLE TO ROYAL DUTCH SHELL PLC SHAREHOLDERS

$ million	Quarters
	Q1 2016	Q4 2015	Q1 2015
CCS earnings	799	1,874	4,882
Attributable to non-controlling interest	(15)	(34)	(121)
CCS earnings attributable to Royal Dutch Shell plc shareholders	814	1,840	4,761

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	22

4.	Earnings per share

EARNINGS PER SHARE

	Quarters
	Q1 2016	Q4 2015	Q1 2015
Income attributable to Royal Dutch Shell plc shareholders ($ million)	484	939	4,430
Weighted average number of shares as the basis for:
Basic earnings per share (million)	7,173.4	6,356.0	6,292.2
Diluted earnings per share (million)	7,230.4	6,416.1	6,377.0

5.	Share capital

ISSUED AND FULLY PAID

	Ordinary shares of €0.07 each		Sterling deferred shares of £1 each
Number of shares	A	B
At January 1, 2016	3,990,921,569	2,440,410,614	50,000
Scrip dividends	65,704,048	0	0
Shares issued for the acquisition of BG Group plc[1]	218,728,308	1,305,076,117	0
Repurchases of shares	0	0	0

At March 31, 2016	4,275,353,925	3,745,486,731	50,000

At January 1, 2015	3,907,302,393	2,440,410,614	50,000
Scrip dividends	0	0	0
Repurchases of shares	(12,717,512)	0	0

At March 31, 2015	3,894,584,881	2,440,410,614	50,000

1.	See Note 2 “Acquisition of BG Group plc”

NOMINAL VALUE

	Ordinary shares of €0.07 each
$ million	A	B	Total
At January 1, 2016	340	206	546
Scrip dividends	5	—	5
Shares issued for the acquisition of BG Group plc[1]	17	103	120
Repurchases of shares	—	—	—

At March 31, 2016	362	309	671

At January 1, 2015	334	206	540
Scrip dividends	—	—	—
Repurchases of shares	(1)	—	(1)

At March 31, 2015	333	206	539

1.	See Note 2 “Acquisition of BG Group plc”

The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell plc’s Annual General Meeting on May 19, 2015, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €147 million (representing 2,100 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2016, and the end of the Annual General Meeting to be held in 2016, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	23

6.	Other reserves

OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2016	3,398	154	84	1,658	(22,480)	(17,186)
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	1,108	1,108
Scrip dividends	(5)	—	—	—	—	(5)
Shares issued for the acquisition of BG Group plc[1]	33,930	—	—	—	—	33,930
Repurchases of shares	—	—	—	—	—	—
Share-based compensation	—	—	—	(381)	—	(381)

At March 31, 2016	37,323	154	84	1,277	(21,372)	17,466

At January 1, 2015	3,405	154	83	1,723	(19,730)	(14,365)
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(5,608)	(5,608)
Scrip dividends	—	—	—	—	—	—
Repurchases of shares	—	—	1	—	—	1
Share-based compensation	—	—	—	(549)	—	(549)

At March 31, 2015	3,405	154	84	1,174	(25,338)	(20,521)

1.	See Note 2 “Acquisition of BG Group plc”

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The increase in the merger reserve in the first quarter 2016 in respect of the shares issued for the acquisition of BG represents the difference between the fair value (after deducting issue costs) and the nominal value of the shares. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.

7.	Derivative contracts

The table below provides the carrying amounts of derivatives contracts held, disclosed in accordance with IFRS 13 Fair Value Measurement.

DERIVATIVE CONTRACTS

$ million	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Included within:
Trade and other receivables – non-current	1,250	744	799
Trade and other receivables – current	17,260	13,114	11,378

Trade and other payables – non-current	1,369	1,687	1,643
Trade and other payables – current	15,989	10,757	9,644

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2015, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at March 31, 2016 are consistent with those used in the year ended December 31, 2015, and the carrying amounts of derivative contracts measured using predominantly unobservable inputs have not changed materially since that date.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	24

The fair value of debt excluding finance lease liabilities at March 31, 2016 was $71,903 million (December 31, 2015: $53,480 million; March 31, 2015: $39,753 million). Fair value is determined from the prices quoted for those securities.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	25

DEFINITIONS

A.	Identified items

Identified items are shown to provide additional insight into segment earnings and income attributable to shareholders. They include the full impact on Shell’s CCS earnings of the following items: Divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts (see below), and redundancy and restructuring. Further items may be identified in addition to the above.

Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products as well as power and environmental products. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in this Report.

Impacts of exchange rate movements on deferred tax balances

With effect from 2016, identified items include the impact on deferred tax balances of exchange rate movements arising on:

The conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses. This primarily impacts the Integrated Gas and Upstream segments.

The conversion of dollar-denominated inter-segment loans to local currency. This primarily impacts the Corporate segment.

The comparative information presented in this Report has been restated for this definition change. The following table sets out the impact of the definition change on the identified items for the year 2015.

RESTATED IDENTIFIED ITEMS BY SEGMENT

$ million	Quarters
	Q1 2015	Q2 2015	Q3 2015	Q4 2015
Identified items as previously reported
Integrated Gas	15	(117)	(878)	(347)
Upstream	1,849	(146)	(7,340)	(479)
Downstream	(132)	(215)	(136)	978
Corporate and Non-controlling interest	(217)	4	464	(137)

Impact of definition change
Integrated Gas	(367)	50	(469)	227
Upstream	(254)	53	(292)	30
Downstream	—	—	—	—
Corporate and Non-controlling interest	129	(28)	155	(4)

Identified items as restated
Integrated Gas	(352)	(67)	(1,347)	(120)
Upstream	1,595	(93)	(7,632)	(449)
Downstream	(132)	(215)	(136)	978
Corporate and Non-controlling interest	(88)	(24)	619	(141)

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	26

B.	Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It is defined as the sum of capital expenditure, acquisition of BG, exploration expense (excluding well write-offs), new investments in joint ventures and associates, new finance leases and other adjustments.

C.	Divestments

“Divestments” is a measure used to monitor the progress of Shell’s divestment programme. This measure comprises proceeds from sale of property, plant and equipment and businesses, joint ventures and associates, and other Integrated Gas, Upstream and Downstream investments, adjusted onto an accruals basis, and proceeds from sale of interests in an entity while retaining control (for example, proceeds from sale of interest in Shell Midstream Partners, L.P.)

D.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. The tax rate used is Shell’s effective tax rate for the period. Capital employed consists of total equity, current debt and non-current debt.

Return on average capital employed on a CCS basis excluding identified items is defined as the sum of CCS earnings attributable to shareholders excluding identified items for the current and previous three quarters, as a percentage of the average capital employed for the same period.

E.	Gearing

Gearing, calculated as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), is a key measure of Shell’s capital structure.

F.	Operating expenses

Operating expenses comprise production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	27

CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2015 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, May 4, 2016. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

May 4, 2016

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

•	Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

•	Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	28

APPENDIX

A.	Liquidity and capital resources

Cash and cash equivalents decreased to $11.0 billion at March 31, 2016, from $31.8 billion at December 31, 2015.

Net cash from operating activities was $0.7 billion for the first quarter 2016, compared with $7.1 billion for the same period last year.

Total current and non-current debt increased to $80.9 billion at March 31, 2016, from $58.4 billion at December 31, 2015, as a result of the consolidation of BG Group plc. No new debt was issued during the first quarter 2016.

Divestments were $0.5 billion for the first quarter 2016, compared with $2.2 billion for the first quarter 2015.

Capital investment was $59.0 billion for the first quarter 2016, including $52.9 billion related to the acquisition of BG Group plc. Capital investment for the same period last year was $6.8 billion.

Cash dividends paid to Royal Dutch Shell plc shareholders were $2.3 billion in the first quarter 2016, compared with $2.9 billion in the same period last year. In addition, $1.5 billion dividends were distributed to Royal Dutch Shell plc shareholders in the form of scrip dividends in the first quarter 2016. No scrip dividend was issued in the first quarter 2015. (The Scrip Dividend Programme was reintroduced in March 2015, with effect from the first quarter 2015 interim dividends onward).

Dividends of $0.47 per share are announced on May 4, 2016 in respect of the first quarter 2016. These dividends are payable on June 27, 2016. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2015 for additional information on the dividend access mechanism.

Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new A shares will be issued under the Programme, including to shareholders who currently hold B shares.

B.	Capitalisation and indebtedness

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell. This information is derived from the Condensed Consolidated Interim Financial Statements.

$ million	Mar 31, 2016
Equity attributable to Royal Dutch Shell plc shareholders	196,521

Current debt	7,868
Non-current debt	73,005
Total debt[A]	80,873
Total capitalisation	277,394

[A]	Of total debt, $74.1 billion was unsecured and $6.8 billion was secured. Total debt includes, as at March 31, 2016, $48.6 billion of debt issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc which is guaranteed by Royal Dutch Shell plc (December 31, 2015: $49.5 billion), with the remainder raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets. At March 31, 2016, Shell also had outstanding guarantees of $0.6 billion, of which $0.3 billion related to debt of joint ventures and associates.

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C.	Ratio of earnings to fixed charges

The following table sets out the consolidated unaudited ratio of earnings to fixed charges for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, and the three months ended March 31, 2016:

	$ million
	Three months ended March 31	Years ended December 31
	2016	2015	2014	2013	2012	2011

Pre-tax income from continuing operations before income from joint ventures and associates	(1,431)	(1,480)	22,198	26,317	41,564	46,806
Total fixed charges	526	2,495	2,113	1,710	1,712	1,608
Distributed income from joint ventures and associates	688	4,627	6,902	7,117	10,573	9,681
Interest capitalised	(225)	(839)	(757)	(762)	(567)	(674)
Total earnings	(442)	4,803	30,456	34,382	53,282	57,421
Interest expensed and capitalised	333	1,795	1,522	1,412	1,461	1,209
Interest within rental expense	193	700	591	298	251	399
Total fixed charges	526	2,495	2,113	1,710	1,712	1,608
Ratio of earnings to fixed charges	—	1.93	14.41	20.11	31.12	35.71
Coverage deficiency	84	—	—	—	—	—

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

D.	Non-GAAP measures and other definitions

Shell included certain non-GAAP and other measures and calculations in its Unaudited Condensed Interim Financial report which are listed and explained as follows:

Earnings on a current cost of supplies basis

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. The current cost of supplies adjustment does not impact our net cash from operating activities in the “Consolidated Statement of Cash Flows”.

	$ million Three months ended
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015

Earnings on a current cost of supplies basis (CCS earnings)	799	1,874	4,882
Attributable to non-controlling interest	15	(34)	(121)

Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders	814	1,840	4,761
Current cost of supplies adjustment	(344)	(932)	(345)
Non-controlling interest	14	31	14

Income attributable to Royal Dutch Shell plc shareholders	484	939	4,430
Non-controlling interest	(29)	3	107

Income for the period	455	942	4,537

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	30

Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It is defined as the sum of capital expenditure, exploration expense (excluding well write offs), new investments in joint ventures and associates, new finance leases and other adjustments.

	$ million Three months ended
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Capital investment[1]:
Integrated Gas	22,824	1,357	1,301
Upstream	35,038	4,463	4,642
Downstream	1,092	1,974	849
Corporate	21	100	50

Total capital investment	58,975	7,894	6,842
Capital investment related to the acquisition of BG Group plc	(52,904)	—	—
Investments in joint ventures and associates	(332)	(5)	(409)
Exploration expense, excluding exploration wells written off	(224)	(281)	(502)
Finance leases	(414)	(29)	(6)
Other	223	(280)	290

Capital expenditure	5,324	7,299	6,215

1.	Comparative information has been restated following a change in segmental reporting effective January 1, 2016.

Divestments

“Divestments” is a measure used to monitor the progress of Shell’s divestment programme. This measure comprises proceeds from sale of property, plant and equipment and businesses, joint ventures and associates, and other Integrated Gas, Upstream and Downstream investments, adjusted onto an accruals basis, and proceeds from sale of interests in an entity while retaining control (for example, proceeds from sale of interest in Shell Midstream Partners, L.P.).

	$ million Three months ended
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Proceeds from sale of property, plant and equipment and businesses	46	1,398	2,203
Proceeds from sale of joint ventures and associates	16	26	4
Other (in Cash flow from investing activities)	(37)	(397)	(79)
Proceeds from sale of interests in Shell Midstream	421	297	—
Other[1]	39	380	36

Total	485	1,704	2,164

[1]	Mainly changes in non-current receivables included with Other (above), which are not considered to be divestments.

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Return on average capital employed

ROACE

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense as a percentage of the average capital employed for the period. The tax rate used is Shell’s effective tax rate for the period. Capital employed consists of total equity, current debt and non-current debt.

	$ million Three months ended
	Mar 31, 2016	Mar 31, 2015
Income for current and previous three quarters	(1,882)	14,725
Interest expense after tax	799	994
Income before interest expense	(1,083)	15,719
Capital employed – opening	212,662	228,859
Capital employed – closing	278,887	212,662
Capital employed – average	245,775	220,761

ROACE	(0.4%)	7.1%

ROACE (CCS basis excluding Identified Items)

Return on average capital employed on a CCS basis excluding identified items is defined as the sum of CCS earnings attributable to shareholders excluding identified items for the current and previous three quarters, as a percentage of the average capital employed for the same period.

	$ million Three months ended
	Mar 31, 2016	Mar 31, 2015
Clean CCS Earnings for current and previous three quarters	9,261	19,683
Capital employed – opening	212,662	228,859
Capital employed – closing	278,887	212,662
Capital employed – average	245,775	220,761

ROACE	3.8%	8.9%

Operating expenses

Operating expenses comprise production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.

	$ million Three months ended
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015

Production and manufacturing expenses	6,765	7,515	6,655
Selling, distribution and administrative expenses	3,106	3,090	2,894
Research and development	243	297	253

Operating expenses	10,114	10,902	9,802

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